SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

April 12, 2022

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces the resignation of the Chairperson of the Board of Directors

PARTNER COMMUNICATIONS ANNOUNCES
THE RESIGNATION OF THE CHAIRPERSON OF THE BOARD OF DIRECTORS

ROSH HA'AYIN, Israel, April 12, 2022 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces that Ms. Osnat Ronen, Chairperson of the Company’s Board of Directors, has notified the Company of her resignation from her position as Chairperson of the Company's Board of Directors which will become effective on the date of the convening of the next general annual meeting.

The Chairperson of the Company’s Board of Directors, Ms. Osnat Ronen commented: "Today, after more than a decade on the Company's Board of Directors, including over two years as Chairperson, I notified Partner's Board of of the end of my tenure.

Partner is a leading telecommunication group, and I am proud of the privilege I was granted to serve as its Chairperson.

During the last two years, Partner has accelerated its infrastructure investments and as a result, has transformed from a cellular company to a leading telecommunications group that provides a broad range of telecommunication services, both in the cellular as well as the fixed-line markets.
I am proud to leave the shareholders with a profitable and growing company, with a strong balance sheet and broad infrastructures in its two core businesses, cellular and fixed-line/fiber.

I would like to thank all of the members of Partner’s Board of Directors that have been my partners and led the Company with me. I would like to thank the Company's management led by Mr. Avi Zvi for the successful path we shared. Finally, I would like to thank all of the Company's employees and wish them and the new controlling shareholders that are joining the Company much success together.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Tamir Amar Deputy CEO & Chief Financial Officer Tel: +972 (54) 781 4951	Amir Adar Head of Investor Relations & Corporate Projects Tel: +972 (54) 781 5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Tamir Amar Name: Tamir Amar Title: Chief Financial Officer

Dated: April 12, 2022